UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

The first, second, third and fourth paragraphs and “Forward Looking Statements” of the press release attached to this Form 6-K of the Registrant are incorporated by reference  into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817 and 333-220015) and on Form F-3 (Registration No. 333-219614 and 333-212432).

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled “Cellect announces a major breakthrough of its ApoGraft™ technology reporting today positive results from a 20 patients trial with Tel-Aviv Ichilov Medical Center”.

Exhibit

99.1	Press Release, dated October 25, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

Date: October 25, 2017	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer

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